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                             April 13, 2022

       Chen Ren
       Chief Executive Officer
       Trans Global Group, Inc.
       Room 2701, Block A Zhantao Technology Building
       Minzhi Street
       Shenzhen, China

                                                        Re: Trans Global Group,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed March 25,
2022
                                                            File No. 000-56383

       Dear Mr. Ren:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10-12G filed March 25, 2022

       General

   1. Please expand the fourth paragraph of the explanatory note to disclose that your principal executive offices are
located in China and your sole executive officer and director is located in and has
significant ties to China.
   2. We note your cross-reference in the sixth paragraph of the explanatory note to the risk factor "Although the
audit report included in this prospectus was issued by U.S.
                                                        auditors..." However,
according to the audit report, Assentsure PAC is based in
                                                        Singapore. Please
revise to clarify your disclosure as appropriate. Please also update the cross-reference to
provide the page number where the detailed discussion of the risk factor occurs.
 Chen Ren
FirstName   LastNameChen
Trans Global  Group, Inc. Ren
Comapany
April       NameTrans Global Group, Inc.
       13, 2022
April 213, 2022 Page 2
Page
FirstName LastName
3. We note your response letter dated March 2, 2022 and your statements therein in response to comments 6, 7, 10, and 12 that the company does not plan to utilize a VIE structure.
         We also note your statement on page 24 that you do not plan to acquire any VIEs to conduct your China-based operations. The language of these statements leaves open the possibility that you could use VIEs to conduct China-based operations. Please revise your disclosure in response to our prior comments if you retain the option of using VIEs to conduct business operations in China (including Hong Kong and Macau) or, alternatively, revise to clearly specify any such limitation. In the event you will not use VIEs to conduct business operations in China (including Hong Kong and Macau), please revise your disclosure to clarify that this may therefore limit the pool of acquisition candidates because of China's foreign investment negative list.
4. We note your disclosure on page 29 that in the opinion of your PRC legal counsel, you are not required to apply for CSRC approval under the Regulations on Mergers of Domestic
         Enterprises by Foreign Investors. We also note your disclosure on page 8 that you were advised by your PRC legal counsel that you are not currently subject to any pre-approval requirement from the CAC to operate your business or conduct this registration. Please file PRC counsel's consent as an exhibit to the registration statement.
Item 1. Business, page 1

5. We note your response to comment 5. Please expand the third paragraph on page 2 to disclose that your sole executive officer and director is located in and has significant ties to China. Please update the cross-references in the fourth, fifth, and sixth paragraphs on page 2 to provide the page number where the detailed discussion of the risk factors occurs. Additionally, if you retain the option of using VIEs to conduct business operations in China, please revise to address how recent statements and regulatory actions
         by China   s government related to the use of VIEs may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.
6.       We note your responses to comment 6 and comment 10. Please revise the business
         section to provide a clear description of how cash will be transferred through the post-
         combination organization if you acquire a company based in China. State whether any transfers, dividends, or distributions have been made to date, and quantify the amounts where applicable. Additionally, if you retain the option of using VIEs to conduct business operations in China: (i) disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements, and (ii) describe any restrictions and limitations on your ability to distribute earnings from your consolidated VIEs to the parent company and U.S.
         investors as well as the ability to settle amounts owed under the VIE agreements.
7. We note your response to comment 7. If you retain the option of using VIEs to conduct business operations in China, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the
         entity or entities through which the company   s operations may be
conducted in China
 Chen Ren
FirstName   LastNameChen
Trans Global  Group, Inc. Ren
Comapany
April       NameTrans Global Group, Inc.
       13, 2022
April 313, 2022 Page 3
Page
FirstName LastName
         after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
8. We note your response to comment 8. Please revise pages 6, 7, and 8 to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factor section, including the page number where the detailed discussion of each risk factor occurs.
9. We note your response to comment 11. Please disclose in the business section that trading in your securities may be prohibited under the Holding Foreign Companies Accountable
         Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
         Additionally, please discuss the existence of additional legislation that would shorten the time frame in which the PCAOB must be able to inspect the auditor from three years to two years. Please also revise to include a discussion of the amendments adopted by the
         SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.
Item 1A. Risk Factors, page 16

10. We note your response to comment 12. If you retain the option of using VIEs to conduct business operations in China, please revise your risk factors to acknowledge that if the
         PRC government determines that the contractual arrangements constituting part of your
         VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
11. We note your response to comment 15. Please revise pages 28 and 29 to explain how
         CAC oversight could impact the process of searching for a target and completing an initial business combination.
12. We note your response to comment 16. Please revise page 36 to clarify the location of your auditor. In this regard, we note that according to the audit report, Assentsure PAC is based in Singapore. However, the risk factor states that the audit report was issued by
         U.S. auditors.
 Chen Ren
FirstName   LastNameChen
Trans Global  Group, Inc. Ren
Comapany
April       NameTrans Global Group, Inc.
       13, 2022
April 413, 2022 Page 4
Page
FirstName LastName
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 46

13. We note your response to comment 18. Please revise your beneficial ownership table to clarify the amount of holdings of Series B Preferred Stock and Series AA
         Preferred Stock held by each of Chen Ren and Jianchen Tang.
14. We note your response to comment 18 and that VS Services LLC and National Financial
         Services LLC are no longer listed in your beneficial ownership table as of March 18,
         2022. Please advise us why VS Services LLC and National Financial Services LLC have been removed from you beneficial ownership table.
Item 6. Executive Compensation, page 48

15. We note your response to comment 23. Please update the compensation disclosure for the fiscal year ended December 31, 2019. See Item 402(n) of Regulation
S-K.
16. We note your response to comment 24. However, it appears the director compensation table on page 49 duplicates the officer compensation table on page 48, because both Mr.
         Ren and Mr. Dwyer were also officers of the company during the periods presented.
         Please revise. See Items 402(n) and 402(r) of Regulation S-K.
Item 11. Description of Registrant's Securities to be Registered, page 52

17. Please reconcile the March 7, 2022 conversion of 200,000 shares of Series AA Preferred
         Stock into 12,000,000,000 shares of Common Stock. In this regard, we note that your disclosure indicates that one share of Series AA Preferred Stock is convertible into 60,000 shares of Common Stock. However, according to Article IV of your restated certificate of incorporation, one share of Series AA Preferred Stock is convertible into 10,000 shares of
         Common Stock. Please also revise Item 10 as appropriate.
18. We note your response to comment 26. Please reconcile the discrepancies between your disclosure on pages 52 and 53 as compared to Article IV of your restated certificate of incorporation, including the following:
             Applicable state law;
             Number of shares of preferred stock designated Series AA;
             Voting rights of the Series AA Preferred Stock; and
             Conversion rights of the Series AA Preferred Stock.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Chen Ren
Trans Global Group, Inc.
April 13, 2022
Page 5

       You may contact Mark Rakip at 202-551-3573 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameChen Ren
                                                          Division of
Corporation Finance
Comapany NameTrans Global Group, Inc.
                                                          Office of Real Estate
& Construction
April 13, 2022 Page 5
cc:       Scott Kline
FirstName LastName